EXHIBIT 4.2


                                 FIRST AMENDMENT
                                       TO
                                  SOFTECH, INC.
                             1994 STOCK OPTION PLAN

     WHEREAS, the SofTech, Inc. 1994 Stock Option Plan (the "Plan") was adopted by the Board of Directors and the stockholders of SofTech, Inc. (the "Company") on November 2, 1994 as a performance incentive for officers, employees, consultants and other key persons of the Company;

     WHEREAS, Section 3(a) of the Plan, as amended, provides that the total number of shares of the Company's common stock, $.10 par value per share (the "Common Stock"), which may be issued pursuant to stock options granted under the Plan shall not exceed an aggregate of 400,000 shares of Common Stock;

     WHEREAS, the Board of Directors of the Company believes that the number of shares of Common Stock remaining available for issuance under the Plan has become insufficient for the Company's current and anticipated future needs;

     WHEREAS, Section 5(c) of the Plan provides that Non-Employee Directors shall receive a grant of 5,000 stock options upon initial election as a director and grants of 1,000 options upon re-election as a director;

     WHEREAS, the Board of Directors believes that the interests of the Directors will be more closely aligned with the Company if the Non-Employee Directors receive additional options in lieu of a director's fee;

     WHEREAS, Section 10 of the Plan provides that the Board of Directors of the Company may amend the Plan at any time, subject to certain conditions set forth therein; and

     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Plan to provide that an additional 600,000 shares of Common Stock be made available for issuance under the Plan and that the Non-Employee Director's receive additional options in lieu of a director's fee.


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     NOW, THEREFORE:

     1. Increase in Authorized Shares. Section 3(a) of the Plan is hereby amended and restated to provide in its entirety as follows:

          (a) The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 1,000,000 shares of Stock, subject to adjustments for changes in the Company's capitalization. For purposes of this limitation, the shares of Stock underlying any portion of any Awards which are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the Shares of Stock available for issuance under the Plan as long as the participants to whom such Awards have been previously granted received no benefit of ownership of the underlying shares of Stock to which such portion of the Award related. Subject to such overall limitation, shares may be issued up to such maximum number pursuant to any type or types of Award including Incentive Stock Options. Shares issued under the Plan may be authorized but unissued shares or shares reacquired by the Company.

     2. Issuance to Non-Employee Directors. Section 5 (c)(i) shall be amended in its entirety and restated as follows:

          (A) Each Non-Employee Director shall also be eligible to receive a grant of options ("Non-Employee Director Options") under this Section 5(c). Such options shall be granted effective upon (1) the date of adoption of this Plan by the stockholders of the Company; (2) the date of re-election of any Non-Employee Director (including a Non-Employee Director who did not receive a grant of Non-Employee Director Options in his or her prior term as a result of not being a Non-Employee Director at such time) and (3) upon the date of the approval of the First Amendment to this Plan by the stockholders of the Company. Each Non-Employee Director Option granted hereunder shall be a Non-Qualified Stock Option. Each Non-Employee Director shall, upon his or her re-election as a Director, be granted Options to purchase one thousand (1,000) shares of Stock (appropriately adjusted to reflect any stock split, stock dividend or similar transaction). Each such Option shall vest at a rate of two hundred (200) shares per year from the date of grant, so as to be exercisable as to 100% of the shares covered thereby from and after the fifth (5th) anniversary of the date of grant, and shall expire ten (10) years from the date of grant.

          (B) In addition, upon the date a Non-Employee Director is first elected as a Director of the Corporation, such Non-Employee Director shall be granted Options to purchase five thousand (5,000) shares of Stock (appropriately adjusted to reflect any stock split, stock dividend or similar transactions). Each such Option shall vest at a rate of one thousand (1,000) shares per year from the date of grant, so as to be exercisable as to 100% of the shares covered thereby from and after the fifth (5th) anniversary of the date of grant, and shall expire ten (10) years from the date of grant.

          (C) In addition, upon the date of the approval of the First Amendment of this Plan by the stockholders, each Non-Employee Director, in lieu of a director's fee shall be granted Options to purchase ten thousand (10,000) shares of Stock (appropriately adjusted to reflect any stock split, stock dividend or similar transactions). Each such Option shall vest at a rate of two thousand (2,000) shares per year from the date of grant, so as to be exercisable as to 100% of the shares covered thereby from and after the fifth (5th) anniversary of the date of grant, and shall expire ten

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     (10) years from the date of grant. Furthermore, for each year that such
     Non-Employee Director serves as a Non-Employee Director on the anniversary of date of the approval of the First Amendment to this Plan, such Non-Employee director shall also be granted Options to purchase three thousand (3,000) shares of Stock (appropriately adjusted to reflect any stock split, stock dividend or similar transactions). Each such Option shall vest at a rate of six hundred (600) shares per year from the date of grant, so as to be exercisable as to 100% of the shares covered thereby from and after the fifth (5th) anniversary of the date of grant, and shall expire ten (10) years from the date of grant.

     IN WITNESS WHEREOF, this First Amendment to the Plan was adopted by the Board of Directors of the Company this 26th day of February, 1997 and approved by the Company's stockholders at the Company's 1996 Annual Meeting of Stockholders held on April 17, 1997.